UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 3*


Name of Issuer: Playboy Enterprises, Inc.


Title of Class of Securities: Class B Common Stock


CUSIP Number: 72811730-0


Date of Event Which Requires Filing of this Statement: 12/31/2007

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 72811730-0

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Capital Management LLC
    EIN #75-3019302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.    SOLE VOTING POWER
         2,153,737**

   6.    SHARED VOTING POWER
         -0-

   7.    SOLE DISPOSITIVE POWER
         2,153,737**

   8.    SHARED DISPOSITIVE POWER
         -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,153,737**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    7.6%**

12. TYPE OF REPORTING PERSON
    IA, HC
    ** See Item 4 of this filing


CUSIP No.:  72811730-0

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Contrarian Fund
    84-1521705

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.    SOLE VOTING POWER
         1,672,155**

   6.    SHARED VOTING POWER
         -0-

   7.    SOLE DISPOSITIVE POWER
         1,672,155**

   8.    SHARED DISPOSITIVE POWER
         -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,672,155**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.9%**

12. TYPE OF REPORTING PERSON
    IV

**  See Item 4 of this filing



Item 1.
  (a). Name of Issuer: Playboy Enterprises, Inc. ("Playboy")

  (b). Address of Issuer's Principal Executive Offices:

       680 North Lake Shore Drive
       Chicago, IL 60611

Item 2.
  (a).-(c).  Name, Principal Business Address, and Citizenship of
Persons
             Filing:

       (1)   Janus Capital Management LLC ("Janus Capital")
             151 Detroit Street
             Denver, Colorado  80206
             Citizenship:  Delaware

       (2)   Janus Contrarian Fund
             151 Detroit Street
             Denver, Colorado 80206
             Citizenship:  Massachusetts


  (d). Title of Class of Securities: Class B Common Stock

  (e). CUSIP Number:  72811730-0

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

Janus Contrarian Fund is an Investment Company registered under
Section 8 of the Investment Company Act of 1940.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Janus Capital has an indirect 86.5% ownership stake in Enhanced Investment Technologies LLC ("INTECH") and an indirect 30% ownership stake in Perkins, Wolf, McDonnell and Company, LLC ("Perkins Wolf"). Due to the above ownership structure, holdings for Janus Capital, Perkins Wolf and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins Wolf and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 2,153,737 shares or 7.6% of the shares outstanding of Playboy Class B Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Janus Contrarian Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed
Portfolios to which Janus Capital provides investment advice.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of one person, Janus Contrarian Fund, an investment company registered under the Investment Company Act of 1940, in Playboy Class B Common Stock amounted to 1,672,155 shares or 5.9% of the total outstanding Class B Common Stock.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By  /s/  David R. Kowalski                       2/14/2008
  David R. Kowalski,                                Date
    Senior Vice President & CCO

JANUS CONTRARIAN FUND

By  /s/  David R. Kowalski                       2/14/2008
  David R. Kowalski,                                Date
    Senior Vice President & CCO



EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Class B Common Stock of Playboy Enterprises, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2008.

            JANUS CAPITAL MANAGEMENT LLC

            By  /s/  David R. Kowalski
               David R. Kowalski, Senior Vice President & CCO

            JANUS CONTRARIAN FUND

            By  /s/  David R. Kowalski
               David R. Kowalski, Senior Vice President & CCO



                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC


By __________________________________                  2/14/2008
   David R. Kowalski,                                       Date
     Senior Vice President & CCO


JANUS CONTRARIAN FUND


By __________________________________                  2/14/2008
   David R. Kowalski,                                        Date
     Senior Vice President & CCO






EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange
Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Class B Common Stock of Playboy Enterprises, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this agreement as of the 14th day of February, 2008.


                              JANUS CAPITAL MANAGEMENT LLC

                              By
_________________________________________
                                 David R. Kowalski
                                 Senior Vice President & CCO

                               JANUS CONTRARIAN FUND

                               By
_________________________________________
                                  David R. Kowalski
                                  Senior Vice President & CCO










February 14, 2008



VIA FEDERAL EXPRESS


Corporate Secretary
Playboy Enterprises, Inc.
680 North Lake Shore Drive
Chicago, IL 60611


RE:   Schedule 13G Filing
      Playboy Enterprises, Inc.


Dear Secretary:

In accordance with Regulation l3D-G, enclosed is your copy of a joint filing of an amended Schedule 13G as filed with the Securities and Exchange Commission on behalf of Janus Capital
Management LLC and Janus Contrarian Fund.

If you have any questions regarding this filing, please call me at
(303) 333-3863.


Sincerely,




Ernie Overholt
Director of Compliance

Enclosure



                    VERIFICATION PAGE

Full Issuer Name:                         Playboy Enterprises,
Inc.
Short Issuer Name:                        Playboy
Issuer Address-Street Only
(Line1):                                  680 North Lake Shore
Drive
Issuer Address-City, State Zip
(Line2):                                  Chicago, IL 60611
Class of securities:                      Class B Common Stock
Cusip:                                    72811730-0
Original or Amended:                      amended
Amendment #:                              3
JCC Total Shares Held:                    2,153,737
JCC % Total Shares Held:                  7.6%
Janus Fund1:                              Janus Contrarian Fund
Fund #1 EIN#:                             84-1521705
Total Shares Held by Fund1:               1,672,155
% of Shares Held By Fund1:                5.9%
Date (day only):                          14
Month (Month only):                       February
Full Date (2/14/97):                      2/14/2008
CIK #:                                    0001072341
IRS Number:                               364249478